BRITISH COLUMBIA

Number: C1280310

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that ENGINE MEDIA HOLDINGS, INC. changed its name to ENGINE GAMING AND MEDIA, INC. on October 19, 2021 at 12:00 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On October 19, 2021

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE